Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 15, 2025 – 10:30 A.M. MOUNTAIN TIME

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following sets out matters voted on at the annual general meeting of shareholders (the “Meeting”) of Stantec Inc. (“Stantec”) held on May 15, 2025, and the voting results for each matter. Full details of the matters presented for shareholder action can be viewed by accessing the Management Information Circular dated March 20, 2025, available on stantec.com or sedarplus.ca. A total of 88,159,157 shares (77.29% of outstanding common shares) were represented in person or by proxy.

Management of Stantec recommended that shareholders vote FOR each director nominee listed in matter 1, Election of Directors. Management also recommended that shareholders vote FOR matter 2, Appointment of Auditors, and matter 3, Non-binding Advisory Vote on Executive Compensation, below:

1.	Election of Directors

The Board of Directors of Stantec set the number of directors standing for election at the Meeting at nine. Each of the nine nominees listed in Stantec’s Management Information Circular dated March 20, 2025 was elected as a director of Stantec.

Nominee	Votes For	% For	Votes Against	% Against
Douglas K. Ammerman	72,834,350	85.83	12,024,693	14.17
Martin A. à Porta	84,470,634	99.54	388,411	0.46
Shelley A. M. Brown	84,771,661	99.90	87,382	0.10
Angeline G. Chen	84,467,559	99.54	391,485	0.46
Richard A. Eng	84,781,858	99.91	77,186	0.09
Gordon A. Johnston	84,565,648	99.65	293,396	0.35
Christopher F. Lopez	84,776,597	99.90	82,447	0.10
Marie-Lucie Morin	81,168,298	95.65	3,690,746	4.35
Celina J. Wang Doka	84,764,190	99.89	94,854	0.11

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as auditor of Stantec for 2025, and the directors were authorized to fix the remuneration of the auditor.

Votes For	% For	Votes Withheld	% Withheld
87,906,572	99.71	252,583	0.29

3.	Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 20, 2025 and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
80,417,027	94.77	4,442,016	5.23